COMMENTS RECEIVED ON AUGUST 11, 2016

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST II (File No. 811-22893)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 7

1. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The third paragraph of this section states that the investment adviser may invest up to 25% of the Fund's assets in a wholly-owned subsidiary (the "Subsidiary") of the Fund organized under the laws of the Cayman Islands. With regard to the Subsidiary, please:

Comment 1:
Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Foreign Corporation ("CFC").

Comment 2:
Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund's and the CFC's investment advisory agreements may be combined.

Comment 3:
Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Comment 4:
Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Comment 5:
Disclose any of the CFC's principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Comment 6:
Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

Comment 7:
Confirm in correspondence that: (1) the CFC's management fee (including any performance fee) will be included in "Management Fees" and the CFC's expenses will be included in "Other Expenses" in the fund's prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 7

_____________________________________________________________________________________

R: As previously discussed with the Staff, the fund's wholly-owned Cayman Subsidiary is similar to the subsidiaries formed for other Fidelity funds as well as those used by competitor funds. We respond as follows to the Staff's Comments 1-7 with respect to the CFC:

Response 1:
As previously discussed with the Staff, the fund typically looks through the CFC, and aggregates the CFC's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also "Response 5," below.

Response 2:
The fund complies with Section 15. The CFC is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with the provisions of the 1940 Act. We note that the CFC's advisory contract is between its adviser, Geode, and the CFC. The contract is not a material contract with respect to the fund's shareholders and therefore we do not believe it needs to be filed with the fund's registration statement.

Response 3:
As previously noted, the fund typically looks through the CFC, and aggregates the CFC's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. The CFC has the same custodian as the fund (JPMorgan Chase Bank).

Response 4:
As disclosed under "Subsidiary Risk" in the "Principal Investment Risks" section of the fund's prospectus, "the fund relies on a private letter ruling received by other Fidelity funds from the Internal Revenue Service with respect to its investment in the Subsidiary."

Response 5:
The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

Response 6:
The fund consolidates its financial statements with the CFC's consistent with no-action relief dated April 29, 2008 (see Fidelity's letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements are filed on Form N-CSR.

Response 7:
We confirm that (1) pursuant to General Instruction B.2(b) of Form N-1A, the fund is not required to include information regarding Item 3 of Form N-1A in its Part A disclosure; (2) pursuant to the Appointment of Agent for Service of Process dated September 16, 2013 and filed with the SEC as exhibit (h) to the trust's initial registration statement on September 27, 2013, the CFC has designated an agent for service of process in the United States; (3) under the terms of the Appointment of Agent for Service of Process, the CFC has agreed to the examination of its books and records by the Staff; and (4) the CFC is not required to execute the Registrant's post effective amendments because it is not offering any securities in the United States, nor is the CFC a co-issuer of the fund's securities.

Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 7

_____________________________________________________________________________________

2. "Fund Summary" (Part A of the Registration Statement)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

3. "Investment Policies and Limitations" (Part B of the Registration Statement)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

4. "Trustees and Officers" (Part B of the Registration Statement)

""Experience, Skills, Attributes, and Qualifications of the Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the co position and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 7

_____________________________________________________________________________________

5. Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.